EXHIBIT 12

COLUMBUS SOUTHERN POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,					Twelve Months Ended
	1998	1999	2000	2001	2002	9/30/03
Fixed Charges:
Interest on First Mortgage Bonds	$47,323	$43,207	$40,602	$34,575	$17,756	$11,035
Interest on Other Long-term Debt	23,594	25,878	25,878	27,365	32,762	42,158
Interest on Short-term Debt	3,493	2,460	2,412	4,914	3,244	1,686
Miscellaneous Interest Charges	4,459	4,659	14,205	3,755	2,585	2,821
Estimated Interest Element in Lease Rentals	5,300	4,600	5,300	4,800	3,500	3,500

Total Fixed Charges	$84,169	$80,804	$88,397	$75,409	$59,847	$61,200

Earnings:
Income Before Extraordinary Item and
Cumulative Effect of Accounting Change	$133,044	$150,270	$120,202	$191,900	$181,173	$149,992
Plus Federal Income Taxes	71,202	82,686	116,590	94,148	93,484	69,312
Plus State and Local Income Taxes	3	89	136	8,811	17,519	10,322
Plus Fixed Charges (as above)	84,169	80,804	88,397	75,409	59,847	61,200

Total Earnings	$288,418	$313,849	$325,325	$370,268	$352,023	$290,826

Ratio of Earnings to Fixed Charges	3.42	3.88	3.68	4.91	5.88	4.75